Exhibit 99.3
Press Conference for Management Discussion on Earnings Release for quarter ended June 30, 2005 of Wipro Limited
22nd July, 2005
Present:
Azim Premji – Chairman
Suresh Senapaty – Chief Financial Officer
Dr A L Rao – President, Technology Solutions & Chief Operating Officer
Sudip Banerjee – President, Enterprise Solutions
Girish Paranjpe – President, Banking and Financial Solutions,
Suresh Vaswani – President, Wipro Infotech, Technology Infrastructure Services & Global Testing
Services
Azim Premji: Let me introduce the people who are on the dais. At the extreme left hand side of me facing you is Dr. Lakshman Rao, he is our Chief Operating Officer and he heads our entire product engineering business which includes our telecom solution business in the new structure as well as our embedded systems business. Next to him is Girish Paranjpe, he is President for Financial Solutions Business. On my left is Sudip Banerjee, he is President of our Enterprise Solutions Business. On my right is Suresh Senapaty, he is our Chief Financial Officer. Next to him is Suresh Vaswani, he is our President of our Wipro Infotech as well as he is President of our Technology Infrastructure Business and Testing Business and our Biomed Business. Vineet Agrawal who is President of our Consumer Care Business is absent today because his father died last week, so he is in the process of ceremonies at Delhi.
Morning to all of you all. As you see, the road to Sarjapur is getting fixed and repaired. So we can all pray and keep our fingers crossed that it will happen soon.
The detailed quarter results are with you in the press docket. Let me share with you some thoughts on our performance and prospects.
Team Wipro delivered yet another quarter of solid performance. All our major business segments recorded robust growth rates in Revenues. Revenues in our Global IT business at $398.5 million were ahead of our guidance of $395 million. The IT Services business continued to witness broad based growth, across verticals, geographies and service lines. For the third time in the last four quarters, our Financial Solutions delivered double digit sequential growth. Testing services too grew double digit sequentially for the fourth consecutive quarter. Other differentiated services such as Technology Infrastructure Services and Enterprise Application Services grew ahead of the overall growth rate. Europe geography continues to demonstrate strong growth. While the transitional challenges in our Business Process Outsourcing business did impact Revenue and Profits growth during the quarter, we are convinced on the strategic direction and will pursue it. We are encouraged by the early wins in the transactional process part of the business – even though they are relatively small. During the quarter, we have had significant wins in our IT Services business including a GBP 25 million (USD 43 million) contract from Northern Gas Networks in the area of work and asset management systems.
Our India, Middle East and Asia Pac IT business recorded Revenue growth of 25% & Profit Before Interest and Tax growth of 61%. Services Revenues grew 52% YoY and contributed to 42% of the total Revenues for the quarter. Other businesses also turned in reasonably good performance.
Our Vice Chairman Vivek Paul has decided to move on to play a significant role in the Technology and Life Sciences space, by becoming a Partner at a leading private investment firm. Over the last 6 years, Vivek’s contribution to the success of our Global IT business has been significant, reflected in Wipro’s lead position today in many areas. We wish Vivek the very best for his future.
We have announced a new organization structure, which you are aware of. The new structure is a reflection of our appreciation that, the different business rhythms of our different Business Units require a structure that enables sustainable scalability. We believe that we have created a structure that, in its diversity, facilitates growth and, in its convergence points, minimizes duplication and ensures adequate leverage for cross selling. Wipro has always pioneered newer organization structures — such as segregating the product centric Indian IT business in 1995 and verticalization in 1999 — which many others have subsequently followed. We believe that this structure will be yet another first in the industry.
We are confident that the new structure along with initiatives on deepening our service portfolio, investing in sales and marketing and focusing on training, will enable Wipro to achieve its Vision of Global leadership.
Thank you
Media Person: I just wanted to know what kind of investments is going into the BPO in terms of people and investment in assets, and when do you see BPO starting contributing to the growth in revenues and profits?
Suresh Senapaty: We have been talking about transformation of the BPO business for the last few quarters. Objective is to build the non-voice business more aggressively while we continue to service the existing voice customers with complete customer satisfaction. So the current approach is higher level of alignment of the BPO into the verticals that we are present. The reason we are going for the non-voice is primarily to make sure that we get the synergistic benefit from outside of telecom and outside of financial services, which is primarily on the voice side, but also to the enterprise segment side. Now, because of those kind of movements we had a muted growth in the BPO for the past few quarters. Going forward also you will find our growth fairly muted so far as the BPO is concerned because we will be improving the mix of non-voice as a percentage. We have seen that in the last quarter, you will see that in the current quarter, and also the following quarters. We had a net reduction of about 2000 people last quarter in our BPO services. Again it is a process of rationalization, process of Lean manufacturing, processes that we are using, high quality training that we are enforcing, and trying to deal with the mismatch of the skill sets from transition from voice to non-voice. So we expect for few more quarters for this muted growth and the transition to get completed and thereafter get back to a growth trajectory, which we have been in the past, which is higher than the industry.
Media Person: What kind of investments do you think you will have to make for growing non-voice?
Azim Premji: I think the only investment we have to make is questions from people like you and our investors. I think at the end of two more quarters, we will have a far stronger business, a much better mix of the kind of business which we want to pursue strategically, a much higher productivity per person, and a much more stable work force. It does not require any significant investment in capex.
Media Person: One more question that I would have, these days one is hearing of large Indian companies buying large orders, there have been reports and people have been talking about General Motors, so could you throw some highlight on that and how would it be coming up in the next year?
Azim Premji: General Motors is a key customer of ours and will continue to be an expanding customer of ours. They have been all kinds of speculative reports that we are going to be making $100, $200, $2 billion, and $4 billion worth of business with General Motors; all I can say is that it is a customer we are investing in. It is an extremely critical customer for us, and we will not speculate in terms of any business, which we are not in a position to announce.
Media Person: You said there has been a net reduction of 2000 people in the BPO business. Is it a case of people voluntarily leaving, or is it also part of firing?

Suresh Senapaty: It is a combination of both, but on the addition point I think we had the highest net add in people addition in the IT services with more than 2000 people got added last quarter. Net addition has been in excess of 2000 which is historically much-much higher than any other quarter that we have had.
Media Person: What is the breakup between IT services and the BPO in this?
Suresh Senapaty: IT services is more than 2000 people added, and BPO 2000 people reduced.
Media Person: Mr. Senapaty, would you slowly explain the 10% difference between the Indian GAAP and the US GAAP on the net income. How much was impacted by the rupee appreciation and the increasing cost of visas?
Suresh Senapaty: Okay, so far as the Indian and US GAAP are concerned, the differences are very small in terms of the net profits and they are within a 5% range, and differences are primarily with respect to amortization of certain costs, particularly when do an acquisition, some of the difference between the book value and the value at which you are buying is appropriated towards intangibles which gets amortized under the US GAAP but not under Indian GAAP. Similarly, some of the exchange options that are hedged, accounting that we do on the exchange, there while both the Indian GAAP and US GAAP are similar with respect to showing the particular hedges against the particular forecasted transaction in that particular quarter, under the US GAAP the rollover transaction premiums are done mark to market which is not the case in the Indian GAAP and therefore there is some amount of differences you see between the Indian and US GAAP on account of foreign exchange. Other than that, there will be very small, small things in terms of little bit on the ESOP accounting, little bit on the revenue, but they are very, very small numbers.
Media Person: Mr. Premji, this question is for you. This is Madhavan from Reuters. Mr. Premji, I wanted to ask you about, to look back to when you acquired what was then SpectraMind, do you think it was a good decision in hindsight given that the voice business is not working and the scale is going down, do you have any regrets?
Azim Premji: No, we have no regrets on our acquisition of SpectraMind, three to three and a half years back. I think where we have regrets is that we didn’t reengineer the business early enough to focus on transaction processing. I think where we have regrets is that we did not focus adequately on the productivity of the people and the productivity of the business, and we have regrets that we focused too much on concentration of customers. We are in the process of fixing all those problems and I think we will have within two quarters, an extremely healthy robust business comparable with the best in the country. You are familiar with attrition rates we have had in that business in the past, you don’t build businesses with those attrition rates and that’s exactly what we are tackling.
Media Person: One more point on the same issue. There were plans about going to Philippines or going global as a company when that part of the business is on, does this still hold good?
Azim Premji: We don’t have immediate plans to go to Philippines. We do have early plans to have a centre in Eastern Europe for two reasons. One is proximity to Europe and our ability to service clients from Europe, Eastern Europe or Western Europe, particularly countries like Germany and France. As and when we open a centre there, the centre will be a composite centre for both BPO as well as for software services. We already have two centres in China. We have a centre in Shanghai and we have just recently opened a centre in Beijing. At this point of time, we do not intend to use either of those centres for servicing our global clients because the requirements for servicing our global clients in those centres is really English or Japanese, it is not Chinese.
Media Person: Mr. Premji, with customers now demanding more of integrated solutions, your organization will also need to be more internally aligned, the different divisions of your organization. In the new structure, where different business leaders are heading the different businesses, this kind of internal alignment, how do you tackle any conflicts that arise between different business divisions?

Azim Premji: You must appreciate that our structure’s biggest strength is the cross matrix between business unit heads at the horizontals and the BUs which we have. The horizontals which we have are enterprise applications, the horizontals which we have are interoperability or testing, the horizontals which we have is Technology Infrastructure Services, and some other horizontals which are there in data warehousing, etc., and dotnet. Our BU which we have, BUs like quality, BUs like consolidated finance, BUs like human resources, BUs like innovation; that structure has been working extremely well over the past three years and is tested, is productive, and is getting the best out of various constituents in that structure. If you notice the team at the top, the team at the top has had a long service in Wipro. Many members of the team at the top have grown up in Wipro without being introverted, and I repeat that, without being introverted. I expect that team to be working as a team, and if I am not able to make that team to work as a team, I am not doing my job, as simple as that. These are very senior people in charge of running businesses or running practices. They are responsible for growth, they are responsible for profits, they are responsible for the capital employed, and they are responsible for taking the business to the next level of performance.
Media Person: But will they be so busy looking after, running after the numbers that they have to meet in terms of looking at the broader strategy and the vision ahead, considering the size of the businesses that they all run independently.
Azim Premji: We have two or three important structures which you must appreciate. We have a corporate executive council of which they are members, which is really the in-company board of directors, which meets extensively once a quarter and often more if it requires a requisite topic to be discussed. We have what we call an information technology management council, which we have just found. It consists of all my direct reports in information technology. It meets once a month on phone, and it meets once a quarter on a detailed meeting to resolve all policy issues, and to address all policy issues, and to address all strategy issues. We have recently formed a strategy council of which Sudip Nandi and Girish Paranjpe are the conveners and I am the chairman, which again will meet once a month on the phone and will meet once a quarter in terms of a detailed meeting to take our business to the next level of performance, exactly addressing your issue of strategy. And we have formed a management development council, a leadership development council under the convenership of Ranjan Acharya and under my chairmanship, which will be meeting once a quarter basically to put more steam, more competence, and more energy into building the entire leadership of Wipro right from the first supervisory level onwards. So there are structures which have been put in place to bring the whole team together so that everyone is just not concentrating on the next quarter’s operations which the analysts talk about.
Media Person: Mr. Premji, could you highlight in the observations you made, how does your new structure compare itself, let’s say, with Infosys global delivery model, do you have one like that?
Azim Premji: I think our structure is superior to the Infosys global delivery model, and frankly I have not understood fully the Infosys’ global delivery model. Also you must appreciate that Infosys is still struggling with trying to establish a properly verticalized structure. They will evolve towards it. I think our structure has its own merits, but given their personality, maybe their structure has its own merits. We are quite clear what we want to do. We are quite clear with our team members. We have confidence they can do it. And it is not for me to comment on somebody else’s structure.
Suresh Senapaty: You can have multiple successful structures.
Media Person: What are your plans in terms of expanding your board of directors or your top line of management?
Azim Premji: We are constantly in search of the right kind of directors on our board. We have a corporate governance committee who is responsible for being able to assess and evaluate the right kind of directors. As and when we get the right of candidates who are willing to join us, we will make an announcement, but we would like to have a European director, we would like have an American director on our board, but we want the right person, plus you know, unlike some of our competitors we don’t want an unwieldy board, we want a nice compact board, which can work closely together because our board meetings have a lot of substance and we expect a lot from our board in terms of inputs, in terms of where the company should be going.
Media Person: Sir what would be the ideal size of a board and how many independent directors would you want on it?
Azim Premji: The independent directors will always be a majority on our board, a significant majority. We are clear on that. What is the ideal size, I don’t know, maybe 7 people, maybe 6 people, maybe 8 people. I think it is very important that the board of directors should be present for meetings, not be names there on the annual report, and we want people to be physically present for meetings, not in part on teleconferences.
Media Person: Sarita from Outsourcing World. What was the attrition rate at Wipro SpectraMind by the end of the last year and the first quarter of this year?
Sudip Banerjee: The voluntary attrition for the last quarter was about 18% for Wipro BPO. Overall was about 25%.
Azim Premji: On a quarterly basis, you have to multiply it by 4 for annual basis. It makes reduction of head count quite easy.
Suresh Senapaty: But one more thing, let me clarify, because when you do these comparisons, many companies do not have training themselves. But we hire people, train them, and then put them to the shop floor. So we have an attrition during training, we have an attrition outside of training. So if typically you measure out from an outside of training, it is about 55-56% (annually). Have I communicated? Outside of training is about 56%.
Media Person: And 25% is including training?
Suresh Senapaty: That’s right. 25% includes training and includes involuntary.
Media Person: What is attrition during the training period?
Suresh Senapaty: Is the balance, which is about another equal amount.
Media Person: How concerned are you about wage inflation in India given all the MNCs that are announcing their expansion plans and their plans to hire more employees here?
Azim Premji: Actually, I think you must look at wage inflation in two segments, one is campus wage inflation, people you recruit from campus, whether it be MBAs or whether it be engineers or whether it be BScs or B.Coms or B.A. And the second is people with lateral experience or people who have had experience in the company. Our experience is that campus salaries are still reasonably within moderation, 7-8% a year. For lateral salaries, we expect that the inflation rates over the next two years will be somewhere between 12 and 14%. So in terms of average of the two, you are talking about numbers which could probably be somewhere between 12 and 13%, could be a little more for specialized skills, it will be less for less specialized skills. In terms of loss of people to the multinationals, today the two leading multinationals who are aggressively recruiting in India and who have aggressively recruited in India in the past 18 months, we are hiring back more people from them than we are losing to them by a factor, not by just minor numbers. So I think the initial glow and the initial green that people had that the world opens up for them when they join a multinational has got significantly moderated. And for the simple reason it has got moderated. They see their careers in leading Indian companies better. They see our global delivery model as the front-end for us. They see the global delivery model of the multinational as the back-end for them. And three, I think the multinationals also have realized the more experienced ones in India, that they are in India to be able to offer more value to the customers, they don’t offer more value to the customers by paying 50% more salary. So they have moderated their salaries. They are falling in line with the salaries of comparable companies in India, which is a very mature attitude that they have taken. We have helped them take that attitude.
Media Person: Mr. Premji, how does it feel like being without Paul at the company and on the dais, number one, and how long it will take, in the light of the new structure, will you still look for a CEO and a Vice Chairman?
Azim Premji: I think we have made clear announcements that this is not a temporary structure. So the issues is not relevant in terms of how long it takes to look for a CEO because we do not need a CEO. We have five CEOs running the show and we are fully confident that they are quite capable of running the show. Vivek Paul has contributed to the company. He has moved on. We give him our blessings in terms of his success, in terms of where he has moved on. The entire new team is in the saddle, they have been in the saddle now for 20 days, and they are gaining day-by-day more horsepower.
Media Person: Do you see any prospects of associating with Vivek Paul now that he is with a investment partners?
Azim Premji: Well, I hope he will bring us business, I am sure he will, and I hope he will bring us some interesting acquisition candidates, which I am sure he will. Hopefully, he will continue to contribute towards us, which he is very determined to do, and we will continue to work in partnership with him. Irrespective of the comments where the press kept emphasizing the push path of the business or the push path of his comments, let me assure you that we are on the finest of terms. I think some of the members of the press which I told them yesterday sensationalized the whole thing too much, with due respect to the press. The whole reason we asked him not be present in the press conference was you people would completely monopolize him for questions and we never get a chance to speak, but he was there in our AGM, he was there in our board meeting yesterday.
Media Person: Can you speak on the volumes and also on the pricing front, both in IT services and BPO, how does it look in the next quarter?
Suresh Senapaty: If you look at the quarter ending June, we had a 6.4% sequential growth in our global IT services and if you look at the IT services part, we had about 6.1% on the volume increase and 1.5% price realization improvement. Going forward, we have talked about a $422 million approximate amount being the guidance for the current quarter which is about 6% in sequential terms. We are not expecting significant growth from the BPO part of the business which means significant or most part of this growth will be expected from the IT services. So from that perspective you can now calculate as to how the funnel lays and sort of the confidence that we have from a volume perspective. We think from a pricing perspective it will be much more stable environment, like we have seen in the past few quarters. In the current quarter, we are expecting a significant head count increase with the campus recruits that is happening. That is perhaps the only change in terms of, otherwise the lateral recruitments will be in line with the requirement that we have so far been going for.
Azim Premji: Let me request Dr. Laxman Rao to tell you what upsides we see in terms of having a composite integrated product engineering business, which is really our technology services business.
Dr A L Rao: As a part of the new structure, you are aware that we have integrated the product engineering services. There used to be two verticals addressing the telecom segment and the other niche segments outside telecom. Today, we have integrated both of them and offering product engineering services across the industry segments, with result we have created a 10,000 member strong team in product design and R&D services, unmatched in its skill range, and the technology domains that we can address today, and the customer segments that we can address. This is the largest third party R&D services team in the world, if you exclude the in-house R&D teams of the multinationals. The synergy that we are getting out this is in the competence range that we have created in this 10,000 member strong team. Capabilities ranging all the way from designing a chip to a complete product, including hardware and software. Industry segments all the way designing a digital TV for the consumer segment to a next generation switch for a telecom customer. So that is the strength of this combined product engineering services team that we have created as a part of this integration.
Media Person: One small question here Mr. Premji because you have been always concerned about the profitability of your businesses irrespective of which line you are looking at, but the biggest and the most profitable in some ways in terms of growth prospects, the global IT business, has seen a continuing fall in operating margin, and now stands at 24%. And this fall in profit margin does not look like, very typically Mr. Premji, you know.
Azim Premji: It is a fair comment. There are reasons for it, the reasons we have spelt out in terms of why the fall has been there. I think the opportunity lies in the fact that the action which we can take whether it is actions in terms of increasing the offshore mix, actions in terms of increasing the campus mix, which are relatively much more cost effective, or getting a higher realization for our richer mix of people with more experience. One does not need to reduce the mix of good quality people, one can get a higher realization for those people, improvements in terms of building our consultancy business more aggressively, which we intend to do because it drives a higher price realization because of the nature of the projects, which we win for execution. Improvement in our profitability by driving new service lines, which we are working on, including in the technology space, which is going to be one of Dr. Rao’s key missions, is how do we add new service lines, which are completely differentiated from what our competitors are able to offer from India, and driving more productive through Lean, you know, we have now put our head of quality, S. Deb, In Charge of not only quality, but also in charge of operational excellence. I think there is significant scope in elevating our operational excellence. I think there is increasing scope in trying to do more fixed price projects and driving more productivity in fixed priced projects both through the way we execute the fixed priced projects and the way we use productivity tools and templates and subassemblies for its replicability in fixed price projects. I am not saying that we go back to 27% operating margin, otherwise I would be making a operating margin forward statements, which we never do, but we are confident that we will get on top of the situation fast.
Suresh Senapaty: But just to supplement that point let me clarify that under the Indian GAAP the decline is 1.3%, and if you look at the components of it, the substantive part of that is in investments for the future because we have loosened our purse on the sales and marketing expenses, and we have also invested in you know trying to apply for more Visas, which will help us in servicing our customer going forward. So some of these things that has been, which has impacted the margin is an investment for the future.
Media Person: Two quick questions, one, Mr. Premji, if I could ask you to comment on the new...
Azim Premji: Ask some questions to my colleagues also, you know, they are feeling left out now.
Media Person: Well any of you are welcome to answer this, if you could comment on the new Chinese yuan policy and what kind of impact that is going to have on India and the Indian rupee? The second question, grilling into the nitty-gritty, Mr. Senapaty if you could comment on how many 50 million and 100 million dollar orders Wipro currently has and what your expectations are looking forward say 18 months to two years?
Azim Premji: Let me answer the first question, the Chinese yuan in some form or the other has got re-valued by 2%, I think the US was driving for a revaluation in excess of 10%, so frankly what they have done is much lesser than what the US has been pushing for. I think what they have done is a good signal that they are willing to do something. I think the issue is going to be how much are they willing to do. It is difficult to say what its effect is going to be. My personal judgment is, and I am a layman, and people like Senapaty are the experts, I do not think it is going to have a significant effect. It is just too marginal, because the rupee goes 2% up or down in a space of three months and four months and five months and nobody seems to be hitting headlines on it. I think it is more important to understand what is really the philosophy behind the Chinese doing this thing. I think it was done as a short gun approach to appease the pressures, which were building up short term.
So far as the 100 million dollars and one billion dollar clients are concerned, Senapaty can now answer that.

Suresh Senapaty: I think I also have the same view on the yuan thing that a 2% appreciation will not have a significant impact on the rupee. Plus the statement that has come from the Ministry of Finance yesterday that any kind of movement in the yuan will be countered, or rupee would be able to manage it, so we are not expecting significant change on that. So far as the 50-100 million dollar accounts, you talked about the deals right? The accounts or the deals?
Media Person: Deals.
Suresh Senapaty: You know, if you look at in the past few quarters, we have brought lot of marque customers, and the kind of customers we have got is not in the function of saying that it is a 100 million dollar deal or it is a 200 million deal, but are we able to generate 25 to 30 million dollar of revenue every year from them. And if you multiply that for five years then it becomes 150 and 200 million dollars. So it is only the structuring of the transactions that is not, we are not announcing them in the form of a 150 or a 200 million dollar accounts having being acquired, but for example the 29 customers that we added last quarter, six of them are Fortune 1000 customers. The deal that we announced because we had the permission, it was again one of the large deals that we have got, which has a system integration contract. It has a piece of development and it has a piece of maintenance over a five-year period. So, though it is a five-year period, on an ongoing basis we will keep getting contract because of the expansion mode that the customer would be in, and this is a leveraging of our consulting practice. This is the leveraging out of the existing customers that we have, because this customer that we are talking about, you know, it was a divestment from Transco, which was our largest customer few quarters back, and we converted it into an opportunity by getting into the new particular customer and getting into the this kind of an SI deal, and we look forward to more and more such kind of synergistic deals through the existing customers, cross selling, and so on and so forth.
Azim Premji: Let me request Sudip Banerjee to tell us about something significant which we have done in enterprise solutions over the past one quarter which could be of interest to you, and then may be Girish will talk about something in financial solutions, and Suresh Vaswani will talk something about IT business.
Sudip Banerjee: Well, to start with, I think we had a very strong quarter last quarter in terms of volume growth, and towards of the end of the quarter we actually landed up with two or three significant deals of very large sizes. We have customer permission to announce one, which we have done, which is Northern Gas, where we are working on a work and asset management program for the customer. Much of that is going to be development and SI work which will be executed within the current year, and a portion of that is going to be ongoing maintenance revenue, which will get spread over the next few years. This is in the energy and utilities space, and as Suresh mentioned, it is a company which actually bought over a part of what was sold off by our largest customer National Grid Transco sometime back.
In addition, in the retail space we had another very large contract from a European client, which came in virtually towards the last few days of the quarter, and we expect as a result of that to be able to grow that part of our business significantly. We also had some marque wins from within our existing customer base in the enterprise space in manufacturing as well as in the media and transportation sectors. So all that augurs well for the future and we are hoping that we will be able to continue on that path over the next three quarters to get the type of volume traction that we have seen in the past.
I will pass on to Girish for the financial services.
Azim Premji: You know, we have one person on our top management team who speaks like a movie star, and one person who looks like a movie star.
Girish Paranjpe:
Hi, Girish here. Just continuing Sudip’s theme that we have seen strong volume growth and I would echo that for financial services as well, that we have seen very strong volume growth in the past, and as I said it is good to have our customers when they are doing well because they tend to spend more money on IT and other services, and we are able to help them to deliver more solutions. So I see that trend at least continuing in the near term and pretty optimistic about how the outlook is.

Suresh Vaswani: Let me have the last word, so to speak. I think I will speak about three businesses that I handle, Wipro Infotech, the domestic business, has done well, and has done particularly well in terms of profit growth, which is around 57%. So the investments that we have made over the last few years in the domestic market are beginning to pay off, but I also handle two service lines globally, testing services and infrastructure services, both those lines are very differentiated service lines for Wipro and have done very well. They have grown 70% year on year basis, both testing services and infrastructure services.
In infrastructure services, you all would be familiar we do infrastructure management spanning from architecting to management, and some examples of what we do in infrastructure would include, you know, managing 10000 servers, 100000 desktops for customers globally, and this is very annuity oriented business, business which builds lot of traction with customers, and we do a lot business in the infrastructure services now as a part of the global business.
Testing has been our core area. Over the last five or six years, we have started expanding testing into the enterprise segment, and there is lot of growth happening on the enterprise segment insofar as testing services is concerned. So, you know, that was a broad overview from my side.
Media Person: I just have two questions, one is, do you expect the recent events in London to have an immediate impact on business, and the second one is Mr. Kurien, who heads the BPO business, why is he not here?
Azim Premji: Because he is heading the BPO business, that is why he is not here. He is doing work there. He is somewhere around, he was on CNBC, but if you like him to answer any questions, I am sure he is somewhere in the audience, we would be very happy to have him here. You know, we did not want to overcrowd the stage.
Your first question was the effect of yesterday bomb blast or whatever you want to call it, you know, it is really too early to say. What I can say is none of our employees were hurt or involved in terms of any proximity to where the bomb blast took place. All of them are safe, like they were safe in the previous one. I think it is very unfortunate from the point of view of human suffering, and I also believe is very sick from the point of view what has been done. You do not have outside of wars attack on innocent people just to make a point.
I think the interesting thing is, and I think this is to the credit of the English people, I think the British people have seen many wars, have seen many civil alterations within their country, I think they will take it very significantly maturely, and they will get back to business as usual very very quickly. I think it will unify the drive against terrorism, which our prime minister also spoke very very aggressively on in his visit to Washington, I don’t know if you heard about that. So I think it is going to make a more of a global rally on the war against terrorism, and a more mature war than just led by one country, which was more reactive. I don’t think it will have any short term or medium term effect on the business.
Media Person: Sir one specific question and one question on industry, specific question first, there was a trade mark issue in Germany over the use of Wipro’s name, about a company. So, has that been resolved, does it impact your business there in any way? Second question, what do you see your customers doing in terms of the growth rate of their IT spends, do you see it going flat sometime during this year, do you see an impact on that?
Suresh Senapaty: Yeah, answering the first one. No, we are still in the process of discussing with the particular party. There is an existence of Wipro GMBH in Germany, a company which is an advertising company, nothing to do with IT services. So all it does at a worse case is that we cannot have a company there under the name Wipro. So otherwise we can continue to operate from Wipro India and so on and so forth, but we are in the process of trying to resolve the problem. It will have no business impact.

On the other one, Sudip would you like to answer? He is looking at an IT spend environment, both Girish and Sudip if you can just comment upon that.
Sudip Banerjee: Well, you know, the short term spend environment is reflected in the guidance that we have given. We continue to see volume traction with our existing customers, and we also see new customers coming offshore, so there is a lot of pipeline in terms of number of visits taking place, number of RFPs being sent out, and also more work coming offshore in terms of a trend from most of our customers. So I think the short and medium term outlook in terms of volume just seems to be there.
Girish Paranjpe: Yeah, I think we have seen some good spending on the customer side, and while there is some amount of cyclicity because, especially in the financial services world there is some cyclicity between 12 months. First 6 to 7 months are stronger, next 6 months are slightly weaker and so on, but apart from the kind of normal cyclicity which happens, I am pretty optimistic about the spending plans of our clients.
Azim Premji: And on the domestic business, we are seeing huge traction in the market. Surprisingly large traction in the market, and size of deals are increasing. Suresh, can talk a little about it, but our size of deals are increasing now, it is a very interesting trend.
Suresh Vaswani: I think there is very major transformation happening in the domestic market. People are looking at, wanting to outsource more, so people are looking at wanting to outsource the entire infrastructure management, and we do a lot of that sort of work in the domestic, just to give you an idea of size, we have more than 5000 people working in the domestic market alone, which is pretty substantial in terms of size. So one trend is IT infrastructure management, the other trend is very major SAP implementation, which are taking place in the domestic market, and SAP implementations are not only taking place at the high end, but they are also taking place in the SMB industry. So, you know, we are also addressing the SMB, the small and medium business, in the domestic market by creating templates, which enables SAP implementation to happen much much faster than what it normally takes place. So I think the domestic market is also getting a lot of attention from global players and people are beginning to realize the value of IT. So it is a major transformation in India, and like I have said before, we have built up the software business in India, very serious software business in India. We were always strong on the infrastructure side, we built up strong consulting business in India, whereby we advise customers in terms of what their IT strategy should be, and you know, we find ourselves in a good position in the domestic market now.
Media Person: Suresh, what accounts for your quarter on quarter India and Asia Pac revenues actually going down, sequential, according to this 30th June 2005, is 3382, 31st March is 4842, and it is even lower than 31st December 2004, which is 3421.
Suresh Vaswani: Let me address that. See, a substantial portion of our business in the domestic market is hardware, and there is cyclicity insofar as that market is concerned. So Q4 is really a peak quarter, while Q1 tends to be a lean quarter. So when you look at the domestic market, especially the hardware business, what is key to see is, you know, what is the sort of year on year growths that are happening. So if you look at Infotech, the year on year growth in terms of revenue has been 25%, vis-a-vis the same period last year. The sequential data does not have so much of relevance especially if 65% of the business is hardware, but the services business, it has been continually growing, it has been sequentially growing, the services part of the business.
Media Person: Mr. Premji, you had mentioned that multinational company’s staff is coming back to Wipro and also on the other hand they are also having more rational idea how much to pay their staff, I mean, looking forward are you seeing the wage inflation going down, is there a forecast on that?
Azim Premji: No, but, you know, everyone one person who sobers, they are two-three people who are coming who are less sober. We would plan on the basis that the wage inflation will be what we mentioned little while back, and if it does come down it is that much extra headspace in the system. The good thing is that the enrollment in the engineering institutes keeps on going up year after year. This year the number of graduates from the engineering institutes in the country will be in excess of 275,000 people, and this is in addition to the diploma engineers who graduate. Plus, I think the interesting thing that the industry is doing, and I think we have been pioneers in this is taking BSc in maths, statistics, physics, chemistry, and putting them through a cooperative program with leading institutes, we have a interesting program with BITS Pilani, a three-year program, where at the end of a three-year program, the person graduates with a masters degrees in computer science, a BSc. More and more of these programs are being now negotiated with the universities because it is a tremendous source of learning for the university and a tremendous source of income for the university because they can charge commercial partnership rates. Also, we are finding that organizations like NIIT are doing much more skill training, and they are giving specialized courses where people once the specialized courses are over are more industry ready to get into jobs, or more industry qualified. So a lot of pre-screening of candidates also in terms of their ability to be into software or be into BPO has got now created into a business by lot of these training organizations. So bottom line is, you know, we are not expecting a significant wage inflation to get excessively frightened about. I think our job, and the job of the other multinationals in this country, are to work with new companies coming in who are multinational origin to see to it that they do not get carried away in terms of rapid ramp up of hiring at silly rates, because all they are encouraging is musical chairs.
Media Person: Actually I have one. I have two, one is that, coming back to Mr. Kurian’s question, Raman Roy used to report into Vivek Paul, what is the structure now, who does Mr. Kurien report..?
Azim Premji: Kurien reports to me.
Media Person:
Okay. The second one is, Mr. Suresh Senapaty you mentioned something about applying for extra visas this year, annually do have a figure, and how many visas do you apply for, the H1Bs and the L1s?
Suresh Senapaty: I did say extra visa, I said extra fees paid for those visas.
Media Person: No, you did mention that you were applying for more visas so as to service your customers better, so is there an annual figure on the number of visas you apply for?
Suresh Senapaty: I think it is a ongoing process where we sort of forecast what is the kind of demands that we are expecting, what is the kind of skill sets that is required, and therefore how much can go from internal, how much can go from external, how much you can hire locally there, how much on L1 and H1, so we do not share that specific number, but we are investing in a manner that we do not lose out any business opportunity.
Media Person: Mr. Premji, we know that you don’t live like a movie mughal but why do you need a housing loan?
Suresh Senapaty: Let me answer that question, actually the contract which had that had already expired in January 2005, and the new contract does not have this housing facility at all, but that was based on a 5-year contract which was 5 years before 2005 January. Because at the end of the day we look at what is good for the employee
Azim Premji: There is no housing loan now, so you do not need to worry too much about it.
Media Person: Worry, that one line in your annual report, it is strange that a man who earns so much of money annually needs to take a loan for a house.
Azim Premji: You know, I think at the end of the day you must look at compensation as total cost to company, and the tax laws permit certain breakup of that compensation into various components, and if it does not violate any law and is within the framework of corporate governance, I do not think you should get critical on that.
Media Person: I just want to know one thing, what would be the plan going ahead in hiring for BPO now?
Azim Premji: We will hire to requirement. We would not hire to anticipation. It is very fundamental, and in fact we are putting a very senior person who used to be heading our corporate audit for the whole corporation, in charge of supply chain management. We will also drive very serious compression of our training periods with higher quality of training outputs. That is a just in time business, and you have to run it as a just in time business, and the kind of LEAN learnings which we have had over the past one year are going to be enormously useful to us in applying in the BPO business, enormously useful. That will completely distinguish us from competition.
Media Person: No, but considering that you said in the next two quarters we will see healthy returns, would there be additions in the staff strength in BPO or could be further reductions also?
Azim Premji: It would be a function of what sales we build quickly. Lets us be very clear, it is a growth business, the industry in BPO as forecasted by Nasscom would grow I think current year by about 40 to 42%. And we are very clear that on stabilization and early stabilization, we hate to be behind industry growth rates. We had extra head count, we just fixed that. It was easy to fix that with high attrition rates, we just stopped hiring. You do have to get rid of people. It was very easy, you just close the tap that is all you had to do. And you encourage people who are not very good to be part of the water, which leaked out.
Media Person: Can you talk about the revenue split between voice and non-voice business in your BPO business?
Azim Premji: Well, our voice business used to be 87%, last quarter was 85%, going forward it will be less, and the reason is that we are focusing on the transaction processing business, which we believe long term will give us better margins, long term is more integrated with our software business, and medium term encourages more stickiness with the customer. It is a very integrated part of these processes.
Media Person:
Out of these 29 clients, how many for the BPO business?
Suresh Senapaty: In BPO, there are none because we do not classify existing Wipro IT services customer to a BPO customer. Only if it is outside of this bucket we add it. In the last quarter, we had 2 customers getting into transition, we had a customer but that is an existing IT customer. So we did not have an external customer coming in to the BPO last quarter.
Media Person: Mr. Premji, this year what could be your acquisition plans, because last year virtually it was blank.
Azim Premji: Last year we did no acquisitions, so we have no way to go but up, very simple. Hopefully, we will do some acquisitions this year. We have got a pipeline, we are working very hard at it. I take fortnightly reviews on it. It is a major focus area. Maybe small acquisitions but they will be very intelligent acquisitions, where we will do a more successful job of integrating them.
Media Person: Could you kindly elaborate it, where it could be, in which area?
Azim Premji: No, no. You ask too many very specialized questions, you know, we cannot give you all this information.